SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.             )*

NORTH ASIA INVESTMENT CORPORATION

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G66202 105

(CUSIP Number)

Thomas Chan-Soo Kang

Jongro Tower 18F, 6 Jongro 2-ga

Jongro-gu, Seoul, Republic of Korea

822-2198-3330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G66202 105	SCHEDULE 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Thomas Chan-Soo Kang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,170,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,170,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,170,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. G66202 105	SCHEDULE 13D	Page 3 of 9 Pages

This Schedule 13D is filed by Thomas Chan-Soo Kang (“Kang”) with respect to ownership of the ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of North Asia Investment Corporation, an exempted company with limited liability organized under the laws of the Cayman Islands (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 6,250,000 Ordinary Shares outstanding as of December 21, 2009.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Ordinary Shares of the Issuer. The Issuer’s principal executive offices are located at Jongro Tower 18F, 6 Jongro 2-ga, Jongro-gu, Seoul, Republic of Korea.

Item 2.	Identity and Background.

Kang’s business address is Jongro Tower 18F, 6 Jongro 2-ga, Jongro-gu, Seoul, Republic of Korea. Kang is the Chief Executive Officer and a member of the Board of Directors of the Issuer.

Kang has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Kang has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Kang is a citizen of the United States.

Item 3.	Sources of Funds.

In December 2007, in connection with the Issuer’s formation, the Issuer sold 1,437,500 of its Ordinary Shares (“Initial Shares”) to Kang and 1,437,500 of its Ordinary Shares to Kang & Company, Ltd. (“Kang & Company”), an entity controlled by Kang, at an aggregate purchase price of $25,000, or approximately $0.01 per share. Kang used his personal funds and Kang & Company used its working capital for such purchase.

Kang and Kang & Company thereafter transferred 20,000 Ordinary Shares, or an aggregate of 60,000 shares, to each of Dong-Soo Choe, Bong-Hoon Han and Myungju Choi. Kang also transferred 200,000 shares to Kang & Company and Kang and Kang & Company transferred an aggregate of 10,000 shares to each of Jongshik Woo and Ill-Seob Han. Kang, Kang & Company and the foregoing individuals are sometimes referred to herein as the Issuer’s “founders.”

In May 2008 and July 2008, Kang and Kang & Company contributed to the Issuer, at no cost, an aggregate of 1,437,500 Ordinary Shares.

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In July 2008, the Issuer consummated its initial public offering (“IPO”) of units, each unit (“Unit”) consisting of one Ordinary Share and one warrant (“Warrant”). The Warrants, each of which entitles the holder to purchase one Ordinary Share at an exercise price of $7.50 per share, are not exercisable until the completion of the Issuer’s initial business combination (as such term is used in the Issuer’s Annual Report on Form 20-F for the fiscal year ended June 30, 2009). In connection with the IPO:

•

Pursuant to a written subscription agreement dated May 16, 2008 with the Issuer and Citigroup Global Markets Inc., Kang and Allister George Morrison purchased an aggregate of 2,455,000 sponsors’ warrants (“Sponsors’ Warrants”) from the Issuer in a private transaction at an aggregate purchase price of $2,455,000, or $1.00 per warrant. Kang purchased 1,841,250 of such Sponsors’ Warrants. The Sponsor’s Warrants are identical to the Warrants issued in the IPO except that the Sponsors’ Warrants are not transferable or salable by their holders (except (i) to an entity’s beneficiaries upon its liquidation, (ii) to relatives and trusts for estate planning purposes, (iii) by virtue of the laws of descent and distribution upon death, (iv) pursuant to a qualified domestic relations order or (v) to the Issuer’s officers, directors and employees and persons affiliated with the Issuer’s founders, providing the transferee agrees to be bound by the transfer restrictions) until after the Issuer completes an initial business combination. Additionally, the Sponsors’ Warrants are exercisable for cash or on a cashless basis and are not redeemable by the Issuer so long as such warrants are held by Messrs. Kang and Morrison or their permitted transferees. Kang used his personal funds for such purchase.

•

The underwriters determined not to exercise any of their over-allotment option. As a result, Kang and Kang & Company forfeited to the Issuer an aggregate of 187,500 shares. Upon receipt, such forfeited shares were immediately cancelled.

On December 21, 2009:

•

Kang purchased 1,000,000 Ordinary Shares from Kang & Company in a private transaction at an aggregate purchase price of KRW 1,500,000,000 pursuant to a purchase agreement of even date. Kang paid KRW 500,000,000 of the purchase price using his personal funds and KRW 1,000,000,000 of the purchase price by delivery of a secured promissory note payable to Kang & Company. The promissory note bears simple interest at an annual rate of 8.5%, matures on December 21, 2010 and is secured by the 1,000,000 Ordinary Shares. The promissory note can be prepaid at any time without premium or penalty.

•

Kang purchased 613,750 Sponsors’ Warrants from Mr. Morrison in a private transaction at an aggregate purchase price of $613,750, or $1.00 per Sponsors’ Warrant, pursuant to a purchase agreement of even date. Kang paid the purchase price by delivery of a secured promissory note payable to Mr. Morrison. The promissory note does not bear interest, is payable at any time on demand by Mr. Morrison and is secured by the 613,750 Sponsors’ Warrants. The promissory note can be prepaid at any time without premium or penalty.

CUSIP No. G66202 105	SCHEDULE 13D	Page 5 of 9 Pages

Item 4.	Purpose of Transaction.

Kang acquired the Ordinary Shares described in this Schedule 13D for investment purposes.

Kang may from time to time acquire additional securities for investment purposes, or dispose of securities, in the open market or in private transactions. Kang beneficially holds Sponsors’ Warrants to purchase 2,455,000 Ordinary Shares, which are not currently exercisable and will not become exercisable within 60 days.

As the Chief Executive Officer and a member of the Board of Directors of the Issuer (a company organized for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, one or more operating businesses), Kang is reviewing and analyzing potential business combination transactions for the Issuer.

At the date of this Schedule 13D, Kang, except as set forth in this Schedule 13D, and consistent with Kang’s position as Chief Executive Officer and a member of the Board of Directors of the Issuer, has no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

CUSIP No. G66202 105	SCHEDULE 13D	Page 6 of 9 Pages

(j) Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

Kang is the beneficial owner of 1,170,000 Ordinary Shares, representing 18.7% of the Issuer’s outstanding Ordinary Shares. Kang has sole voting and dispositive power over such Ordinary Shares. The foregoing amount does not include 2,455,000 Ordinary Shares issuable upon the exercise of Sponsors’ Warrants that are not currently exercisable and will not become exercisable within 60 days.

In the past 60 days, Kang effected the transactions described under Item 3 above, and such description is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

All of the Initial Shares have been placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until 180 days after the consummation of the Issuer’s initial business combination. The Initial Shares may be released from escrow earlier than as described above if, within 180 days after the Issuer consummates an initial business combination, the Issuer consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property. During the escrow period, the holders of these securities will not be able to sell or transfer their securities except (i) to an entity’s beneficiaries upon its liquidation, (ii) to relatives and trusts for estate planning purposes, (iii) by virtue of the laws of descent and distribution upon death, (iv) pursuant to a qualified domestic relations order, (v) to the Issuer’s officers, directors and employees and persons affiliated with the Issuer’s founders or (vi) by private sales with respect to up to 33% of the Initial Shares made at or prior to the consummation of an initial business combination at prices no greater than the price at which the shares were originally purchased (approximately $0.01 per share), in each case where the transferee agrees to the terms of the escrow agreement, that certain Insider Letter, dated July 23, 2008, executed by Kang and addressed to the Issuer and Citigroup Global Markets Inc. (“Insider Letter”) and any other agreement affecting the transferability of the Initial Shares to which Kang is bound. The founders and their permitted transferees will retain all other rights as shareholders with respect to the Initial Shares, including, without limitation, the right to vote their Ordinary Shares and the right to receive cash dividends, if declared, but excluding conversion rights (as such term is used in the Issuer’s Annual Report on Form 20-F for the fiscal year ended June 30, 2009). Any dividends declared and payable in Ordinary Shares will also be placed in escrow. If the Issuer is unable to effect an initial business combination and liquidates, none of the founders (or any transferees) will receive any portion of the liquidation proceeds with respect to the Initial Shares.

In connection with the vote required for the Issuer’s initial business combination or the extended period (as such term is used in the Issuer’s Annual Report on Form 20-F for the fiscal year ended June 30, 2009), the founders, including Kang, have agreed to vote their Initial Shares in accordance with the majority of the Ordinary Shares issued in the IPO. The founders have also agreed to vote any shares acquired by them after the IPO in favor of the Issuer’s initial business combination. Therefore, if they acquire shares

CUSIP No. G66202 105	SCHEDULE 13D	Page 7 of 9 Pages

after the IPO, they must vote such shares in favor of the proposed initial business combination and have, as a result, waived the right to exercise conversion rights for those shares in the event that the Issuer’s initial business combination is approved by a majority of the Ordinary Shares issued in the IPO.

Pursuant to the subscription agreement dated May 16, 2008 with the Issuer and Citigroup Global Markets Inc., the Sponsors’ Warrants have the rights and restrictions described under Item 3 above, and such description is incorporated herein by reference.

The holders of the majority of the Initial Shares, including Kang, are entitled to demand that the Issuer registers the resale of these shares pursuant to a registration rights agreement dated July 23, 2008. The holders of the majority of the Initial Shares may elect to exercise these registration rights at any time commencing 90 days prior to the date such shares are released from escrow. In addition, these shareholders have certain “piggyback” registration rights with respect to registration statements filed subsequent to the consummation of the Issuer’s initial business combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

The holders of the majority of the Sponsors’ Warrants (or underlying shares), including Kang, are entitled to demand that the Issuer register the resale of these securities pursuant to the registration rights agreement referred to above. The holders of the majority of these securities may elect to exercise these registration rights with respect to such securities at any time commencing 90 days after the Issuer consummates its initial business combination. In addition, these holders will have certain “piggyback” registration rights with respect to registration statements filed subsequent to such date. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

On December 21, 2009, Kang purchased 613,750 Sponsors’ Warrants and 1,000,000 Ordinary Shares pursuant to purchase agreements of even date with Mr. Morrison and Kang & Company, respectively. In accordance with such purchase agreements, Kang delivered a secured promissory note in payment of the purchase price of the Sponsors’ Warrants and delivered cash and a secured promissory note in payment of the purchase price of the Ordinary Shares. The purchase agreements and the promissory notes are described under Item 3 above, and such descriptions are incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

1.	Form of Stock Escrow Agreement between the Company, Continental Stock Transfer & Trust Company and the Initial Shareholders.*

2.	Letter Agreement among the Company, Citigroup Global Markets, Inc. and Thomas Chan-Soo Kang.*

3.	Form of Subscription Agreement among the Company, Graubard Miller and each of Thomas Chan-Soo Kang and Allister George Morrison.*

4.	Form of Registration Rights Agreement among the Company and the Initial Shareholders.*

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5.	Agreement dated December 21, 2009, among Kang & Company, Ltd. and Thomas Chan-Soo Kang.

6.	Agreement dated December 21, 2009, among Allister George Morrison and Thomas Chan-Soo Kang.

*	Incorporated by reference to the Registrant’s Form S-1 (Commission File No. 333-148378).

CUSIP No. G66202 105	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2010

/S/ THOMAS CHAN-SOO KANG
Thomas Chan-Soo Kang